Exhibit 2.1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement is entered into this 18th day of June, 2007, by and between Phoenix Footwear Group, Inc., a Delaware corporation (“Seller”) and Kellwood Company, a Delaware corporation (the “Buyer”). Seller and Buyer are sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, Seller owns all of the outstanding capital stock of Royal Robbins, Inc. (“Royal Robbins”), which is engaged in the business of designing, sourcing, purchasing marketing, distributing and selling Royal Robbins branded specialty outdoor apparel for men and women (“Royal Robbins Products”);

WHEREAS, Seller owns all of the outstanding capital stock of PXG Canada Inc., a corporation organized under the laws of the Province of Ontario, Canada (“PXG Canada” together with Royal Robbins, the “Companies”), which markets, distributes and sells in Canada footwear and apparel products, including Royal Robbins Products; and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer on the terms and conditions herein, all of the outstanding capital stock of Royal Robbins and concurrently therewith to consummate the asset purchase transaction contemplated by the Agreement Regarding Assignment of Business Assets and Assumption of Obligations dated June 18, 2007 (the “PXG Canada Transfer Agreement”) between Canadian Recreation Products, Inc., which is a wholly-owned subsidiary of Buyer formed under the laws of Quebec, Canada (“Buyer Canadian Sub”), and PXG Canada (a true copy of which is annexed hereto as Exhibit A) pursuant to which Buyer Canadian Sub will acquire certain assets, and assume certain obligations, of PXG Canada, in each case which relates solely to its marketing, sale and distribution of Royal Robbins Products, all as more specifically provided therein;

PROVISIONS:

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

1. Definitions.

“Acquisition Proposal” has the meaning set forth in Section 5(f).

“Adverse Consequences” means all actions, suits, proceedings, hearings, charges, complaints, injunctions, judgments, orders, decrees, rulings, out of pocket costs, actual losses and damages, Taxes, fines, liens, liabilities, obligations, deficiencies, claims, demands, and expenses, including interest, penalties, reasonable attorneys’ fees and amounts paid in settlement of any of the foregoing in accordance with the terms herein.

“Affiliate” of a Person means any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person. The term “control” including, with correlative means, the terms “controlled by” and “under common control with”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Stock Purchase Agreement, including the exhibits and schedules hereto, as it may be amended or modified from time to time as permitted herein.

“Benefit Arrangement” means any plan, agreement, arrangement or practice providing for insurance coverage (including any self-insured plan, agreement, arrangement or practice), supplemental unemployment benefits, deferred compensation, bonuses, stock options, stock purchases, “parachute payments” (within the meaning of Code §280G), or other form of incentive or post-employment compensation or benefits, which (a) is not a Employee Benefit Plan, and (b) covers or may provide benefits to any employee or prior employee.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks are authorized by law to close in the State of California.

“Buyer” has the meaning set forth in the preface above.

“Buyer Canadian Sub” has the meaning set forth in the recitals to this Agreement.

“Buyer Indemnitees” has the meaning set forth in Section 8(b)(i).

“CERCLA” has the meaning set forth in Section 3(z)(iii).

“Claim” has the meaning set forth in Section 8(d).

“Claim Notice” has the meaning set forth in Section 8(d).

“Closing” has the meaning set forth in Section 2(e).

“Closing Date” has the meaning set forth in Section 2(e).

“Closing Date Working Capital” means the combined current assets less the combined current liabilities of both (a) Royal Robbins and (b) PXG Canada to the extent being transferred under the PXG Canada Transfer Agreement, in all cases as described and determined in accordance with the guidelines set forth on Exhibit B annexed hereto.

“Closing Date Working Capital Deficit” means the amount, if any, by which the Closing Date Working Capital reflected on the Estimated Closing Date Working Capital Schedule is less than Six Million Five Hundred Thousand Dollars ($6,500,000).

“Closing Date Working Capital Surplus” means the amount, if any, by which the Closing Date Working Capital reflected on the Estimated Closing Date Working Capital Schedule is more than Eight Million Five Hundred Thousand Dollars ($8,500,000).

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies” has the meaning given thereto in the recitals to this Agreement.

“Confidential Information” means any information concerning the Royal Robbins Business that is not already generally available to the public.

“Confidentiality Agreement” has the meaning set forth in Section 5(g).

“Controlling Party” has the meaning set forth in Section 9(f).

“Disclosure Schedules” means the Disclosure Schedules delivered herewith by Seller to Buyer which contains exceptions to the representations and warranties of Seller herein The Disclosure Schedules are arranged in sections corresponding to the lettered and numbered Sections contained in this Agreement. The exceptions set forth in one section of Disclosure Schedules need not be set forth in any other section thereof so long as its relevance to the latter section is reasonably apparent from the description contained within the Disclosure Schedules.

“Due Date” has the meaning set forth in Section 9(b)(ii).

“Employee Benefit Plan” means any (a) Employee Pension Benefit Plan or (b) Employee Welfare Benefit Plan.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

“Environmental, Health, and Safety Requirements” means all federal, state, local, and foreign statutes, regulations, ordinances, and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations, and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances, or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, or radiation, each as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any other Person that is a member of a “controlled group of corporations” trade or business under Code §414(b) or (c), or is a member of the same “affiliated service group” with such Person (under Code §§414(b), 414(m), 414(o)) or any other entity aggregated with such Person under Code §414(a)).

“Estimated Closing Date Working Capital Schedule” means the draft schedule of the Closing Date Working Capital, which shall include Seller’s good faith estimate of each of the Closing Date Working Capital and any Closing Date Working Capital Surplus or Closing Date Working Capital Deficit.

“Fiduciary” has the meaning set forth in ERISA §3(21).

“Final Closing Date Working Capital Schedule” means the schedule of the Closing Date Working Capital, which shall be prepared by Seller and be in the same format as the Estimated Closing Date Working Capital Schedule and include a calculation of the Closing Date Working Capital, as finally determined pursuant to Section 2(g), and the Closing Date Working Capital Deficit, if any, or Closing Date Working Capital Surplus, if any.

“Governmental Authority” means the United States of America, any state, any foreign governments and any political subdivision or regional division of the foregoing, and any agency, department, court, regulatory body, commission, board, bureau or instrumentality of any of them.

“Indemnification L/C” has the meaning set forth in Section 2(f).

“Indemnified Party” has the meaning set forth in Section 8(d).

“Indemnifying Party” has the meaning set forth in Section 8(d).

“Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, United States, foreign and international patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, corporate names and slogans embodying business and product goodwill or indications of origin, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all United States, foreign and international applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all United States, foreign and international applications, registrations and renewals in connection therewith, (d) all trade secrets, including confidential and other non-public information, customer and supplier, manufacturing and foreign agent lists, pricing, cost, product and design information and business and marketing plans and proposals, and (e) all web sites, domain names, e-mail addresses used exclusively in the conduct of the Royal Robbins Business.

“Knowledge” means the actual knowledge after reasonable due inquiry of any fact or circumstance or other matter by James Riedman, Kenneth Wolf, Robert Orlando, Loren White or Cathy Taylor.

“Leases” has the meaning set forth in Section 3(l).

“Legal Requirements” means any federal, state, local, municipal, foreign, provincial, international, multinational or other constitution, law, ordinance, principle of common law, code, rule, regulation, statute or treaty.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due), including any liability for Taxes.

“Material Adverse Effect” means (a) the occurrence, incident, action, failure to act, event, change or effect that is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business or results of operations of the Royal Robbins Business except changes solely to the extent resulting from (i) changes in general economic conditions, financial markets or the industry in which the entity operates, (ii) the announcement or other disclosure of this Agreement or consummation of the transactions contemplated by this Agreement, or (b) any other event, change or effect that would adversely affect the ability of Seller to consummate timely the transactions contemplated hereby.

“Multiemployer Plan” has the meaning set forth in ERISA §3(37).

“Ordinary Course of Business” means the ordinary course of business of the Royal Robbins Business consistent with its past custom and practice.

“Party” or “Parties” has the meaning set forth in the preface above.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Encumbrance” means (a) statutory liens for Taxes to the extent that the payment thereof is not in arrears or otherwise due, (b) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the use of real property if the same do not materially impair the use of such property in the Royal Robbins Business, (c) liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, to the extent that the payment thereof is not in arrears, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security regulations, and (e) liens in favor of carriers, warehousemen, mechanics and materialmen, liens to secure claims for labor, materials or supplies and other similar liens to the extent that the payment thereof is not in arrears.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency or political subdivision thereof).

“Pre-Closing Period” has the meaning set forth in Section 9(b)(i).

“Pre-Closing Portion” means, with respect to any Straddle Period, the portion of such Straddle Period that begins on the first day of such Straddle Period and ends on, and includes, the Closing Date.

“Pre-Closing Tax Returns” has the meaning set forth in Section 9(b)(i).

“Prohibited Transaction” has the meaning set forth in ERISA §406 and Code §4975.

“Proposed Final Closing Date Working Capital Schedule” has the meaning set forth in Section 2(g).

“Purchase Price” has the meaning set forth in Section 2(a).

“PXG Canada” has the meaning set forth in the recitals to this Agreement.

“PXG Canada Transfer Agreement” has the meaning set forth the recitals to this Agreement.

“PXG Canada Transfer Transaction” means the transaction contemplated by the PXG Canada Transfer Agreement.

“Reportable Event” has the meaning set forth in ERISA §4043.

“Royal Robbins” has the meaning set forth in the recitals to this Agreement.

“Royal Robbins Business” means the business conducted by Royal Robbins and the Royal Robbins Canadian Business.

“Royal Robbins Canadian Business” means the the portion of PXG Canada’s business which solely involves the purchase, marketing and sale of Royal Robbins Products in Canada.

“Royal Robbins Products” has the meaning set forth in the recitals to this Agreement.

“Schedule of Assets and Liabilities” has the meaning set forth in Section 3(g).

“Schedule of Profits and Losses” has the meaning set forth in Section 3(g).

“SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

“Security Interest” means any mortgage, pledge, security interest, lien, encumbrance, adverse claim, levy, charge or other encumbrance of any kind or any conditional sales contracts, title retention contract or other contract to give or refrain from giving any of the foregoing.

“Seller” has the meaning set forth in the preface above.

“Shares” means all the outstanding shares of each class of the capital stock of Royal Robbins.

“Straddle Period” has the meaning set forth in Section 9(b)(ii).

“Straddle Tax Returns” has the meaning set forth in Section 9(b)(ii).

“Supplier Existing L/Cs” means those letters of credit issued by Seller’s lender for the account of Seller, Royal Robbins and/or PXG Canada and the benefit of their suppliers for the payment due for Royal Robbins Products which have been ordered and not drawn upon as of the Closing.

“Supplier L/Cs Reimbursement Obligations” means the obligation of Seller, Royal Robbins and/or PXG Canada to reimburse its lender for all Liabilities associated with or resulting from the Supplier Existing L/Cs.

“SWDA” has the meaning set forth in Section 3(z)(iii).

“Tax” or “Taxes” means all taxes (whether federal, state, local or foreign) based upon or measured by income and any other tax whatsoever, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise or property taxes, and includes any interest, penalty, or addition thereto, whether disputed or not.

“Taxing Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to the collection or imposition of any Tax.

“Tax Benefit” means the tax effect of any item of loss, deduction or credit or any other item which decreases Taxes paid or payable or increases tax basis including any interest with respect thereto or interest that would have been payable but for such item.

“Tax Laws” means the Code, federal, state, county, local or foreign laws relating to Taxes and any regulations or official administrative pronouncements released thereunder.

“Tax Refund” means any refund, rebate, abatement, reduction or other recovery (whether directly or indirectly through a right of setoff or credit) of Taxes (including payments of estimated Taxes) of Royal Robbins and any interest received thereon with respect to any Pre-Closing Periods and the Pre-Closing Portion of any Straddle Period.

“Tax Return” means any return, declaration, report, form, claim for refund or other information return or statement relating to any Tax, including any schedule or attachment thereto, and including any amendment or supplement of any of the foregoing filed or required to be filed with any Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Third Party Claim” has the meaning set forth in Section 8(e).

“Treasury Regulations” means the regulations promulgated or proposed by the United States Treasury Department under the Code.

“U.S. GAAP” means United States generally accepted accounting principles as in effect from time to time.

2. Purchase and Sale of the Shares; Consummation of PXG Canada Transfer Transaction.

(a) Basic Transaction and Purchase Price. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, all of the Shares, in each case free and clear of any Security Interest, except for any Security Interest created by or through Buyer, in consideration for a purchase price of (i) Thirty Eight Million Dollars ($38,000,000), (ii) plus the amount of the Closing Date Working Capital Surplus, if any, (iii) less the amount of the purchase price paid by the Buyer Canadian Subsidiary to PXG Canada pursuant to the PXG Canada Transfer Agreement on the Closing Date and (iv) less the Closing Date Working Capital Deficit, if any (collectively, the “Purchase Price”).

(b) Payment of the Purchase Price. Buyer shall deliver to Seller at the Closing a wire transfer of immediately available funds in the amount of the Purchase Price to an account designated by Seller to Buyer.

(c) Inter-Company Transactions Between Seller and Royal Robbins. Immediately preceding the Closing Date, all inter-company receivables or payables and loans then existing between Seller, on the one hand, and Royal Robbins, on the other hand, shall be settled and Royal Robbins will dividend to Seller any remaining cash or cash equivalent of Royal Robbins.

(d) PXG Canada Transfer Transaction. Concurrently with the Closing, Royal Robbins shall cause PXG Canada and Buyer will cause Buyer Canadian Sub to consummate the PXG Canada Transfer Transactions.

(e) The Closing. The closing of the sale of Royal Robbins Shares to Buyer and the other transactions contemplated hereby (the “Closing”) shall take place at the offices of Seller (or at such other locations as the Parties may agree), commencing at 10:00 a.m. local time on July 2, 2007 or such later date as soon as practicable following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) (the “Closing Date”).

(f) Indemnification L/C. At the Closing, the Seller shall cause a standby letter of credit, substantially in the form of Exhibit C annexed hereto, (the “Indemnification L/C”) to be issued by Seller’s lender for Seller’s account and Buyer’s benefit to fund indemnification payments, if any, due to Buyer pursuant to Section 8 of this Agreement. Additionally, the Parties and Seller’s lender shall enter into an Escrow Agreement substantially in the form of Exhibit D annexed hereto.

(g) Closing Date Working Capital Requirements.

(i) On or prior to the fifth (5th ) day prior to the scheduled Closing Date, Seller will prepare and provide to Buyer an Estimated Closing Date Working Capital Schedule.

(ii) Within thirty-five (35) days after the Closing Date, Seller shall provide Buyer with a proposed Final Closing Date Working Capital Schedule setting forth the Closing Date Working Capital, the Closing Date Working Capital Surplus or Closing Date Working Capital Deficit, as applicable (the “Proposed Closing Date Working Capital Statement”).

(iii) Within thirty-five (35) days after receipt of the Proposed Final Closing Date Working Capital Schedule, Buyer shall notify Seller in writing of any dispute it has with any aspect of Seller’s Proposed Final Closing Date Working Capital Schedule and shall include in such notice the details of the basis therefor. If Buyer does not notify Seller of a dispute in accordance with the foregoing within such thirty-five (35) day period, then Seller’s Proposed Final Closing Date Working Capital Schedule shall be deemed to be the Final Closing Date Working Capital Schedule.

(iv) If Buyer does notify Seller of such dispute with Seller’s Proposed Final Closing Date Working Capital Schedule in accordance with the foregoing within such thirty-five (35) day period, then the Final Closing Date Working Capital Schedule shall be determined as follows:

(A) Buyer and Seller shall attempt to resolve any such dispute as promptly as possible, but in any event within fifteen (15) days after Buyer notifies Seller in writing thereof.

(B) In the event Buyer and Seller are unable to resolve any such dispute within fifteen (15) days (or such longer period as Buyer and Seller shall mutually agree in writing) of Buyer’s written notice of such dispute, then such dispute and each Party’s work papers related thereto shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, (A) by an independent accounting firm appointed by Seller and Buyer, in writing, or (B) in the event such accounting firm is unable or unwilling to take such assignment within fifteen (15) Business Days of being requested by any Party, then by an independent accounting firm selected by the American Arbitration Association in accordance with the Commercial Arbitration Rules to be conducted in San Diego, California (such identified accounting firm selected being referred to as the “Arbitrator”). The Arbitrator shall determine the dispute in accordance with the terms of this Agreement and only with respect to any differences so submitted. Seller and Buyer shall direct the Arbitrator to use its best efforts to render its determination within thirty (30) days after such submission. The Arbitrator’s determination shall be final and binding on the Parties for purposes of determining the Final Closing Date Working Capital Schedule, the Closing Date Working Capital and Closing Date Working Capital Surplus and Closing Date Working Capital Deficit. The fees, costs and expenses of the Arbitrator shall be paid one-half by Seller and one-half by Buyer. Buyer and Seller shall make readily available to the Arbitrator all relevant books and records and any work papers (including those of the Parties’ respective accountants) reasonably requested by the Arbitrator.

(C) The Final Closing Date Working Capital Schedule, as determined pursuant to this Section 2(g), shall be conclusive, final and binding on the Parties.

(D) If there is any difference in the Closing Date Working Capital set forth in the Estimated Closing Date Working Capital Schedule and the Final Closing Date Working Capital Schedule, then (i) a payment shall be due from Seller to Buyer to the extent that the Closing Date Working Capital set forth in the Final Closing Date Working Capital Schedule would have resulted in a Closing Date Working Capital Deficit if no Closing Date Working Capital Deficit occurred based on the Estimated Closing Working Capital or be in excess of the Closing Date Working Capital Deficit if one was set forth in the Estimated Closing Working Capital Schedule; and (ii) a payment shall be due from Buyer to Seller to the extent that the Closing Date Working Capital set forth in the Final Closing Date Working Capital Schedule would have resulted in a Closing Date Working Capital Surplus if no Closing Date Working Capital Surplus was set forth in the Estimated Closing Working Capital Schedule or be in excess of the Closing Date Working Capital Surplus if one was set forth in the Estimated Closing Working Capital Schedule. The payment, if any, due under this Section 2(g)(iv)(D) shall be paid by the Party required to make it within ten (10) days of the Final Closing Working Capital Schedule becoming conclusive, final and binding on the Parties hereto. Any such payment shall be made in immediately available funds.

(h) Deliveries at the Closing. At the Closing:

(i) Seller will deliver to Buyer the following:

(A) Stock certificates representing all of the Shares, endorsed in blank or accompanied by duly executed assignment documents;

(B) A copy of the articles or certificates of incorporation, as amended (or comparable organizational documents), of Seller, Royal Robbins and PXG Canada, certified by the Secretary of State (or comparable Governmental Authority) of the jurisdiction in which each such entity is incorporated or organized, as of a date reasonably close to the Closing Date, accompanied by a certificate of the Secretary or Assistant Secretary of each such entity, dated the Closing Date, stating that no amendments have been made to such articles or certificate of incorporation (or comparable organizational documents) since such date;

(C) A copy of the bylaws, as amended (or comparable organizational documents), of Seller and Royal Robbins, accompanied by a certificate of the Secretary or Assistant Secretary of each such entity, dated the Closing Date, stating that such bylaws are currently in effect;

(D) Certificates of good standing or existence for Seller and Royal Robbins from the Secretary of State (or comparable Governmental Authority) of the jurisdiction in which such entity is incorporated or organized, as of a date reasonably close to the Closing Date, accompanied by a bring down certificate from such Secretary of State dated as of the Closing Date;

(E) A copy of the resolutions adopted by Seller’s Board of Directors authorizing Seller’s execution and delivery of this Agreement and the transactions contemplated hereby;

(F) A copy of all of the third party consents referred to in Sections 7(a)(v) and 7(b)(v) which have been obtained by Seller prior to Closing;

(G) A written release executed by Seller’s lender releasing any and all Security Interests and guaranties that it or its Affiliates may have with respect to Royal Robbins or any of the assets it will own on the Closing Date together with a UCC-3 release and all other instruments necessary to record the release of such Security Interests, in each case in form suitable for filing with all appropriate Governmental Authorities;

(H) Written resignations, effective as of the Closing (or evidence of the prior resignation or removal), from all directors and officers of Royal Robbins, from all of their respective positions as directors and/or officers of Royal Robbins;

(I) Royal Robbins’s minute books, stock transfer records, stock certificates, corporate seal and other materials related to its corporate administration;

(J) The Indemnification L/C;

(K) The Escrow Agreement duly executed by it; and

(L) Such other instruments as may be necessary or appropriate to carry out the transactions conducted by this Agreement and to comply with the terms hereof;

At Closing, Seller shall take all steps necessary to place Buyer in actual possession and operating control of the Royal Robbins Business.

(ii) Buyer will deliver to Seller the following:

(A) The Purchase Price in the manner specified in Section 2(b) above;

(B) A copy of the articles or certificates of incorporation, as amended (or comparable organizational documents), of Buyer and the Buyer Canadian Sub, certified by the Secretary of State (or comparable Governmental Authority) of the jurisdiction in which each such entity is incorporated or organized, as of a date reasonably close to the Closing Date, accompanied by a certificate of the Secretary or Assistant Secretary of each such entity, dated the Closing Date, stating that no amendments have been made to such articles or certificate of incorporation (or comparable organizational documents) since such date;

(C) A copy of the bylaws, as amended (or comparable organizational documents), of Buyer, accompanied by a certificate of the Secretary or Assistant Secretary of each such entity, dated the Closing Date, stating that such bylaws are currently in effect;

(D) Certificates of good standing or existence for Buyer and the Canadian Sub from the Secretary of State (or comparable Governmental Authority) of the jurisdiction in which such entity is incorporated or organized, as of a date reasonably close to the Closing Date, accompanied by a bring down certificate from such Secretary of State (or comparable Governmental Authority) dated as of the Closing Date;

(E) A copy of the resolutions adopted by the Board of Directors or similar governing body of Buyer and of the Buyer Canadian Sub authorizing the execution and delivery of this Agreement and the transactions contemplated hereby by each such entity;

(F) The Escrow Agreement duly executed by it; and

(G) At the Closing, Buyer will agree to be fully responsible for all Supplier L/C Reimbursement Obligations and shall execute such contracts, instruments and documents as Seller’s lender may require to evidence such undertaking and shall secure these reimbursement obligations and other Liabilities with a standby letter of credit in the amount thereof which it shall provide to Seller’s lender and grant a perfected security interest therein to Seller’s lender and otherwise take such further actions as may be required by Seller’s lender with respect to the foregoing. The Buyer shall obtain and deliver to Seller written terminations and releases of all Supplier L/C Reimbursement Obligations that Seller, Royal Robbins, PXG Canada or any other subsidiary of Seller may have with respect to the outstanding Supplier Existing L/Cs, all to be in form and substance satisfactory to Seller.

3. Seller’s Representations and Warranties. Except as set forth in the Disclosure Schedules, the Seller represents and warrants to Buyer as of the date hereof as follows, provided, however, that the representations and warranties with respect to PXG Canada are limited to those aspects of the Royal Robbins Business in which it is engaged and to the assets to be transferred and Liabilities to be assumed by Royal Robbins as of the Closing pursuant to the PXG Canada Transfer Agreement Transaction:

(a) Organization and Authority.

(i) Seller is a corporation duly organized, validly existing and in good standing as corporation under the laws of the State of Delaware. Seller has the full power and authority to execute this Agreement and perform all of Seller’s obligations contemplated hereby. Without limiting the generality of the foregoing, the board of directors of the Seller has duly authorized the execution and delivery of this Agreement and the performance of its obligations contemplated hereunder.

(ii) Royal Robbins is a corporation duly organized, validly existing and in good standing as a corporation under the laws of the State of California. Royal Robbins is duly authorized to conduct business and is in good standing under the laws of those jurisdictions listed in Section 3(a)(ii) of the Disclosure Schedules and there are no other jurisdictions in which the failure to be so qualified would have a Material Adverse Effect. Royal Robbins has full corporate power and authority and all material licenses, permits and authorizations necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it. Seller has delivered to Buyer correct and complete copies of the charter and bylaws of Royal Robbins (as amended to date). Royal Robbins is not in default under or in violation of any provision of its charter or bylaws.

(iii) PXG Canada is a corporation duly organized, validly existing and in good standing as a corporation under the laws of the Province of Ontario. PXG Canada is duly authorized to conduct business and is in good standing under the laws of those jurisdictions listed in Section 3(a)(iii) of Disclosure Schedules and there are no other jurisdictions in which the failure to be so qualified would have a Material Adverse Effect. PXG Canada has the full corporate power and authority and all material licenses, permits and authorizations necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it.

(iv) Royal Robbins does not own, beneficially, directly or indirectly, any equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture or any other legal entity.

(b) Valid Agreement. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions.

(c) Noncontravention.

(i) Neither Seller’s execution and delivery of this Agreement or PXG Canada’s execution and delivery of the PXG Canada Transfer Agreement, nor the consummation of the transactions contemplated hereby or thereby, will (A) conflict with or violate the Certificate of Incorporation, By-Laws or other organizational documents of Seller or the Companies, (B) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Government Authority to which Seller or either of the Companies is subject, (C) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller or either of the Companies is a party or by which it is bound or to which any of their assets is subject, or (D) result in the imposition or creation of a Security Interest upon or with respect to the Shares, or the assets of either of the Companies, in each case (excluding clause (i)(A) of this Section 3.1(c)) anything that would have a Material Adverse Effect.

(ii) No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required (A) on the part of Seller for Seller to execute and deliver this Agreement and for the consummation of the transactions contemplated hereby; or (B) on the part of PXG Canada for PXG Canada to execute and deliver the PXG Canada Transfer Agreement and for the consummation of the transactions contemplated thereby.

(d) Capitalization. As of the date hereof, the entire authorized capital stock of Royal Robbins consists of 1,068,760 shares of common stock, 900,000 of which are issued and outstanding. All of the Shares have been duly authorized, are validly issued, fully paid and nonassessable, and are held of record by Seller. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require Royal Robbins to issue, sell or otherwise cause to become outstanding any of its capital stock or other securities which could give rise to such rights. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the Shares.

(e) Title to the Shares. Seller holds of record and owns beneficially all of the outstanding shares of capital stock of Royal Robbins, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws for non-registered or qualified transactions), Taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims and demands. Seller is not a party to any option, warrant, purchase right or other contract or commitment that could require such Seller to sell, transfer or otherwise dispose of the Shares (other than this Agreement). Seller has full voting power over the Shares and is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Shares. Other than this Agreement, there is no agreement between Seller and any other Person with respect to the disposition of the Shares.

(f) Title to Assets. The Companies have good and marketable title to, or a valid leasehold interest in, all of the properties and assets used by them, located on their premises, or shown on the Schedule of Assets and Liabilities or acquired after the date thereof, except for inventory, obsolete equipment and other personal property sold or disposed of, supplies used and accounts receivable collected since December 30, 2006.

(g) Certain Financial Information. The Disclosure Schedules have attached thereto has Schedule A the unaudited internally prepared Schedule of assets and liabilities of Royal Robbins and PXG Canada with respect to the Royal Robbins Canadian Business as of December 30, 2006 (the “Schedule of Assets and Liabilities”) and summary schedule of profit and loss of Royal Robbins and Royal Robbins Canadian Business for the fiscal year ended December 30, 2006 (“Schedule of Profit and Loss”), both of which were. compiled from the books and records of Royal Robbins and PXG Canada maintained in accordance with U.S. GAAP on a basis consistently applied. The Schedule of Assets and Liabilities lists the tangible and intangible assets owned by Royal Robbins and PXG Canada to the extent used in the Royal Robbins Canadian Business as of the December 30, 2006 in accordance with U.S. GAAP and reports the Liabilities of Royal Robbins and PXG Canada to the extent related to the Royal Robbins Canadian Business as of December 30, 2006 required to be reported on a balance sheet as required by U.S. GAAP.

(h) Events Subsequent to December 30, 2006. Since December 30, 2006, none of the following have occurred, except for items occurring after the date hereof, which are contemplated by this Agreement or which involve the settlement of inter-company transactions between Seller, Royal Robbins and/or PXG Canada or to which Buyer has consented in writing prior to the occurrence thereof:

(i) Neither of the Companies has sold, leased, transferred or assigned any of its assets, tangible or intangible, except for the sale of inventory, the disposition of obsolete equipment, the use of supplies, and the collection of receivables, all such actions in the Ordinary Course of Business;

(ii) Neither of the Companies has entered into any agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) which (A) involves more than $50,000 singly or $100,000 in the aggregate, (B) cannot be terminated on thirty (30) days or less notice without penalty, payment or breach, or (C) is outside the Ordinary Course of Business;

(iii) Neither of the Companies has accelerated, terminated, modified or canceled any agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) payments to or from the Companies of $50,000 or more;

(iv) Neither of the Companies has imposed any Security Interest upon any of its assets, tangible or intangible, except in favor of its lender or for Permitted Encumbrances;

(v) Neither of the Companies has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person involving more than $10,000 singly or $20,000 in the aggregate;

(vi) Neither of the Companies has created, incurred, assumed or guaranteed any indebtedness for borrowed money or capitalized lease obligation or incurred any other Liabilities that under GAAP would be required to be reflected on a balance sheet (other than current Liabilities incurred in the Ordinary Course of Business, including Supplier L/C Reimbursement Obligations) either involving more than $10,000 singly or $20,000 in the aggregate;

(vii) Neither of the Companies has canceled, compromised, waived or released any right or claim either involving more than $50,000 singly or $100,000 in the aggregate;

(viii) There has been no change made or authorized in the Restated Articles of Incorporation or By-Laws of Royal Robbins;

(ix) Neither of the Companies has suffered any damage, destruction or loss, whether or not covered by insurance, that has had or may have a Material Adverse Effect;

(x) Neither of the Companies has made any change in its accounting principles, practices or methodologies;

(xi) Neither of the Companies has (A) made any general increase in the rate of compensation payable to any of its employees other than in the Ordinary Course of Business or in any case more than 4% annually or (B) increased or created severance or termination obligations to any of its employees;

(xii) Neither of the Companies has entered into any employment, consulting, severance or termination agreement or established any severance or termination plan for any employees or contractors;

(xiii) Neither of the Companies has delayed or postponed the payment of accounts payable or other Liabilities nor have any of their customers delayed or postponed their payment of accounts receivable, in all cases, except in the Ordinary Course of Business;

(xiv) Neither of the Companies has transferred, assigned, or granted any license or sublicense of any rights under or with respect to any Intellectual Property;

(xv) Neither of the Companies has made any loan to, or entered into any other transaction with, any of its directors, officers, and employees; and

(xvi) Neither of the Companies has committed to do any of the foregoing.

(i) Undisclosed Liabilities. Neither of the Companies has any Liability that is not reflected or reserved for in the Schedule of Assets and Liabilities or the Final Closing Date Working Capital Schedule, except for (i) contractual Liabilities (including supplier orders and customer orders) (ii) Liabilities which have arisen after December 30, 2006 in the Ordinary Course of Business, including Supplier L/Cs Reimbursement Obligations; or (iii) Liabilities incurred in connection with this Agreement and the other agreements and instruments being executed at the Closing by Royal Robbins and/or PXG Canada.

(j) Legal Compliance. The Companies have complied with all applicable Legal Requirements other than where the failure to comply would not have a Material Adverse Effect.

(k) Tax Matters.

(i) Royal Robbins has timely filed (taking into account all valid extensions of filing dates) with the appropriate Taxing Authorities all Tax Returns required to be filed by it, or requests for extension have been timely filed and any such extensions have been granted and have not expired. All such filed Tax Returns were accurate and complete in all material respects. All Taxes due and owing by Royal Robbins, or for which Royal Robbins may otherwise be responsible, including, without limitation, any liability as a member of an affiliated group under Code §1504 or the Treasury Regulations thereunder (whether or not shown on any Tax Return), have been paid. No claim has ever been made in writing or, to the Knowledge of Seller otherwise, by any Taxing Authority in a jurisdiction where Royal Robbins and/or any of its respective Affiliates does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests for Taxes upon any of the assets of Royal Robbins or any of its Affiliates, except for Permitted Encumbrances.

(ii) Royal Robbins has collected and forwarded all sales and use taxes due, and withheld and paid all Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(iii) To the Seller’s Knowledge, no Taxing Authority is anticipated or expected to assess any additional Taxes for any period for which Tax Returns are required or have been filed. No United States federal, state, local, or non-United States tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Royal Robbins. Royal Robbins has not received from any Taxing Authority any (A) notice indicating intent to open an audit or other review, (B) request for information related to Tax matters, or (C) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Royal Robbins.

(iv) Royal Robbins has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that would result in a Material Adverse Effect.

(v) Royal Robbins is and will be, as of the Closing Date, a member of Seller’s consolidated group under the Code.

(vi) Royal Robbins has not entered into any “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date that could affect its Tax liability after the Closing Date to any material extent.

(vii) Royal Robbins is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes.

(viii) Section 3(k)(viii) of the Disclosure Schedules lists all federal, state, local, and foreign Tax Returns filed by Royal Robbins for taxable periods ended on or after December 31, 2004. Seller has delivered to Buyer correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by Royal Robbins since December 31, 2004.

(l) Real Property. Neither of the Companies owns any real property. Section 3(l) of Disclosure Schedules lists all real property currently leased or subleased to Royal Robbins or PXG Canada for the Royal Robbins Canadian Business (the “Leases”). Royal Robbins has made available to Buyer correct and complete copies of such leases and subleases. With respect to each such lease and sublease:

(i) the lease or sublease is legal, valid, binding and in full force and effect;

(ii) Neither of the Companies is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration thereunder;

(iii) Neither of the Companies has repudiated any provision thereof;

(iv) there are no disputes, oral agreements or forbearance programs in effect as to the lease or sublease; and

(v) Neither of the Companies has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold.

(m) Intellectual Property.

(i) To Seller’s Knowledge, neither of the Companies has interfered with, infringed upon, misappropriated or violated any Intellectual Property rights of third parties in any respect or received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation, or violation by either of the Companies. To Seller’s Knowledge, no third party is interfering with, infringing upon, misappropriating or violating any Intellectual Property rights of the Companies.

(ii) Royal Robbins owns or has the right to use pursuant to a valid and enforceable written license, sublicense, agreement or permission all Intellectual Property necessary for the operation of the Royal Robbins Business as presently conducted. Each item of Intellectual Property owned by Royal Robbins immediately prior to the Closing hereunder will be owned by Royal Robbins on identical terms and conditions immediately subsequent to the Closing hereunder.

(iii) Section 3(m)(iii) of the Disclosure Schedules identifies each patent, trademark and copyright registration which has been issued to Royal Robbins with respect to any of its Intellectual Property, identifies each pending patent, trademark, and copyright application for registration which Royal Robbins has made with respect to any of its Intellectual Property, and identifies each license, agreement, or other permission which Royal Robbins has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). Royal Robbins has delivered to Buyer correct and complete copies of all such patents, trademark registrations, applications, licenses, agreements and permissions (as amended to date). With respect to each item of Intellectual Property identified in Section 3(m)(iii) of the Disclosure Schedules:

(A) Royal Robbins possesses all right, title and interest in and to the item, free and clear of any Security Interest, license or other restriction or limitation regarding use or disclosure;

(B) the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(C) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to Seller’s Knowledge, is threatened which challenges the legality, validity, enforceability, use or ownership of the item and there are no known grounds for the same; and

(D) to Seller’s Knowledge, no loss or expiration of the item is threatened, pending or reasonably foreseeable.

(n) Assets.

(i) Section 3(n)(i) of the Disclosure Schedules lists all of the material assets of Seller and its Affiliates that are used in the Royal Robbins Business. Section 3(n)(i) of the Disclosure Schedules also sets forth an accurate and complete list of all banks and financial institutions in which Seller has an account, deposit, safe-deposit box, lock box or other similar relationship related to the Royal Robbins Business; the names of all persons authorized to draw on those accounts or deposits, or to obtain access to such boxes; and an accurate and complete list of all certificates of deposit, debt or equity securities and other investments owned, beneficially or of record, by Royal Robbins.

(ii) Seller has delivered to Buyer a correct and complete list of the product ordered for the Royal Robbins Business and not yet delivered as of June 14, 2007 (which have a total F.O.B. cost of $4,933,621).

(iii) Seller has delivered to Buyer a correct and complete list of the Royal Robbins Product ordered by customers for purchase from the Royal Robbins Business and not yet delivered as of June 14, 2007 (which have a total price of $10,226,810).

(iv) Except for the assets described in Section 3(n)(i) of the Disclosure Schedules and any assets or product purchased or ordered for the Royal Robbins Business, Royal Robbins owns or leases (or Buyer’s Canadian Sub will acquire pursuant to the PXG Canada Transfer Agreement the rights to) all buildings, machinery, equipment and other tangible assets necessary for the conduct of the Royal Robbins Businesses in substantially the same manner as presently conducted. Each such tangible asset is in reasonably good operating condition and repair, subject to normal wear and tear.

(o) Inventory. All inventories of the Companies reflected on the Final Closing Date Working Capital Schedule will be, except as reserved for therein, (i) properly valued at the lower of cost or market value in accordance with U.S. GAAP as consistently applied in Seller’s prior annual financial statements; (ii) of good and merchantable quality and contain no material amounts that are not salable and useable for the purposes intended in the Ordinary Course of Business and meet the current standards and specifications of the Royal Robbins Business; and (iii) not excessive in relation to the circumstances of the Royal Robbins Business and in accordance with past inventory stocking practices. All inventories disposed of subsequent to December 30, 2006, have been disposed of only in the Ordinary Course of Business and at prices and under terms that are normal and consistent with past practice. No inventory is held by Seller on consignment, and Seller does not hold title to any inventory held by others. Except as set forth in Schedule 3(o) of the Disclosure Schedules, no tooling, forms, patterns or similar assets owned or leased by Seller are in the possession of vendors.

(p) Contracts. Section 3(p) of the Disclosure Schedules lists the following contracts and other agreements to which either of the Companies is a party:

(i) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $50,000 per annum;

(ii) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services (including, but not limited to, any vendor, manufacturing, sourcing or purchasing agent agreements), the performance of which will extend over a period of more than one year or involve consideration in excess of $50,000;

(iii) any agreement concerning a partnership or joint venture;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $50,000 or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

(v) any agreement with any officer or director of the Companies, Seller and/or its Affiliates, or any entity in which any officer or director of the Companies, any Seller or any trustee or beneficiary of a Seller holds equity or any other economic interest;

(vi) any deferred compensation, severance or other plan or arrangement to which Royal Robbins is a party and is for the benefit of its current or former directors, officers, employees, consultants or sales representatives;

(vii) any collective bargaining agreement;

(viii) any agreement for the employment of any individual on a full-time, part-time, consulting or other independent contracting basis (including all sales representative agreements);

(ix) any agreement under which Royal Robbins has advanced or loaned any amount to any of its directors, officers, employees, consultants or sales representatives other than for reasonable business expenses;

(x) any agreement under which the consequences of a default or termination would have a Material Adverse Effect;

(xi) any agreement with respect to non-competition or non-solicitation of customers or employees to which Royal Robbins is a party;

(xii) any agreement under which Royal Robbins has advanced or loaned any other Person amounts in the aggregate exceeding $50,000; or

(xiii) any other agreement (or group of related agreements) the performance of which involves consideration in excess of $50,000 singly or $100,000 in the aggregate or cannot be terminated without penalty, payment or breach on thirty (30) days or less notice.

Seller has made available to Buyer a correct and complete copy of each written agreement or a written description of any oral agreement listed in Section 3(p) of the Disclosure Schedules. With respect to each such agreement: (A) the agreement is legal, valid, binding and in full force and effect; (B) Royal Robbins or PXG Canada, as the case may be, is not in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under the contract or agreement; and (C) neither of the Companies nor, to Seller’s Knowledge, any other party to any such agreement has repudiated any provision of the agreement.

(q) Notes and Accounts Receivable. All notes and accounts receivable of the Companies set forth in the Final Closing Date Working Capital Schedule will be valid receivables and, are current and collectible amounts, subject only to the reserve for bad debts provided for therein, and chargebacks which could arise in the Ordinary Course of Business. All outstanding accounts and notes receivable reflected on the Final Closing Date Working Capital Schedule will be, due and valid claims against account debtors for goods or services delivered or rendered, and subject to no defenses, offsets or counterclaims known to Seller, except as reserved against in the Final Closing Date Working Capital Schedule by the Companies in accordance with U.S. GAAP consistently applied or for chargebacks which could arise in the Ordinary Course of Business. All receivables arose in the Ordinary Course of Business. No receivables are subject to prior assignment, claim, lien or security interest, except for the Security Interest in favor of Seller’s lender. Seller has not incurred any liabilities to customers for rebates, discounts, returns, refunds, promotional allowances or otherwise, except as are recorded in its books and records of the Companies or chargebacks which could arise in the Ordinary Course of Business or as provided for on the Final Closing Date Working Capital Schedule.

(r) Insurance. Section 3(r) of the Disclosure Schedules sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which Royal Robbins has been a party, a named insured or otherwise the beneficiary of coverage at any time since January 1, 2004:

(i) the name of the insurer, the name of the policyholder and the name of each covered insured;

(ii) the policy number and the period of coverage; and

(iii) the type and amount (including deductible and ceiling amounts) of coverage.

(s) Litigation. Section 3(s) of the Disclosure Schedules sets forth as of the date hereof each instance in which either of the Companies (i) is subject to any outstanding injunction, judgment, order, decree, ruling or charge or (ii) is a party to, or to the Knowledge of Seller, is threatened to be made a party to any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator.

(t) Product Warranty. Each product sold by the Companies has been in substantial conformity with all applicable contractual commitments and all express and implied warranties, and neither of the Companies has any material Liability for replacement or repair thereof or other damages in connection therewith.

(u) Product Liability. Neither of the Companies has any Liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any product sold by either of the Companies.

(v) Employees. Seller has provided Buyer with a complete list of all employees dedicated solely to the Royal Robbins Business as of the date hereof and a schedule of their base salaries and bonuses. Such list identified all employees who, as of the date hereof, are on leave for any reason or receiving disability or workers’ compensation or any other similar type of benefit from either of the Companies. The Companies are in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such applicable laws respecting employment discrimination and occupational safety and health requirements, and have not committed any unfair labor practice. To Seller’s Knowledge no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to employees of Royal Robbins.

(w) Employee Benefits.

(i) Section 3(w) of Disclosure Schedules lists each Employee Benefit Plan and Benefit Arrangement in which any Royal Robbins employees participate or that provides, previously provided or may provide benefits or payments for Royal Robbins employees or their dependents or former employees or dependents of former employees of Royal Robbins (other than individuals who are or remained employed by Seller or its ERISA Affiliates other than Royal Robbins, and their dependents) or which commits Royal Robbins to provide benefits or payments for any person upon or following retirement from Royal Robbins or other termination of employment with Royal Robbins.

(A) Each such Employee Benefit Plan and Benefit Arrangement (and each related trust, insurance contract or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan or Benefit Arrangement, and complies in all material respects in form and in operation in all respects with the applicable requirements of ERISA, the Code and other applicable laws.

(B) The requirements of Part 6 of Subtitle B of Title I of ERISA and of Code §4980B have been met with respect to any Employee Benefit Plan that is or has been subject to such requirements.

(C) All contributions (including all employer contributions and employee salary reduction contributions and employee after tax contributions) which are due have been made within the time periods prescribed by ERISA and the Code to each such Employee Benefit Plan and all contributions for any period ending on or before the Closing Date which are not yet due have been paid to each such Employee Benefit Plan or accrued in accordance with the past custom and practice of the sponsors of such Employee Benefit Plan and Benefit Arrangement. All premiums or other payments for all periods ending on or before the Closing Date which are due have been paid with respect to each such Employee Welfare Benefit Plan or accrued in accordance with the part custom and practice of such sponsors.

(D) Each such Employee Benefit Plan which is an Employee Pension Benefit Plan meets the requirements of a “qualified plan” under the Code §401(a). Each Employee Benefit Plan intended to so qualify has been timely amended for the legislation commonly known as “GUST” and “EGTRRA.”

(E) No such Employee Pension Benefit Plan has been completely or partially terminated or been the subject of a Reportable Event.

(F) To Seller’s Knowledge, no fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan. There is no outstanding judgment, decree, injunction or order of any court, governmental department, commission, agency, instrumentality or arbitrator against or affecting any such Employee Benefit Plan or Benefit Arrangement, any Fiduciary thereof or assets of any related trust, insurance or annuity contract thereunder. There have been no non-exempt Prohibited Transactions with respect to any such Employee Benefit Plan. No action, suit, proceeding, hearing or investigation is pending or, to Seller’s Knowledge, threatened.

(G) Neither Royal Robbins nor any of its ERISA Affiliates has incurred any Liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal Liability) or under the Code with respect to any such Employee Benefit Plan which is an Employee Pension Benefit Plan.

(H) To Seller’s Knowledge, there is no basis for any such action, suit, proceeding or hearing against or relating to any Employee Benefit Plan or Benefit Arrangement, any Fiduciary thereof or the assets of any related trust, insurance or annuity contract thereunder. Neither Royal Robbins nor any of its ERISA Affiliates maintains or contributes to, is not required to contribute, or has any Liability or potential Liability with respect to any Employee Welfare Benefit Plan providing medical, health or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Code §4980B) and there has been no communication to employees by Royal Robbins which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other such “welfare-type” benefits;

(I) Neither Royal Robbins nor any of its ERISA Affiliates contributes to, has any obligation to contribute to, or has any Liability or potential Liability with respect to, any Employee Pension Benefit Plan that is a “defined benefit plan” as defined in ERISA §3(35) of ERISA. Neither Royal Robbins nor any of its ERISA Affiliates or ERISA Affiliates contributes to, has contributed to, has any obligation to contribute to, or has any Liability or potential Liability (including withdrawal liability as defined in ERISA §4201) under or with respect to any “multiemployer plan” as defined in ERISA §3(37).

(J) No provision of any such Employee Benefit Plan or Benefit Arrangement or any amendment thereto limits the sponsoring employer’s right to terminate any such Employee Benefit Plan or Benefit Arrangement.

(x) Guaranties. Section 3(x) of the Disclosure Schedules lists each guaranty that Royal Robbins has provided with respect any Liability or obligation (including indebtedness) of any other Person.

(y) No Tariffs or Duties. The Companies’ payments of all tariffs and duties is current in all jurisdictions, and Royal Robbins does not owe any tariffs or duties other than those incurred in the Ordinary Course of Business (i) under any trade agreements; and (ii) to the U.S. Customs Service.

(z) Environmental, Health, and Safety Matters.

(i) Since October 31, 2003, the Companies have complied and are in compliance with all Environmental, Health, and Safety Requirements.

(ii) Since October 31, 2003 neither of the Companies has received any written or oral notice, report or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or any Liabilities or potential Liabilities, including any investigatory, remedial or corrective obligations, relating to any of them or its facilities arising under Environmental, Health, and Safety Requirements.

(iii) Since October 31, 2003, neither of the Companies has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including, without limitation, any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to Liabilities, including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), the Solid Waste Disposal Act, as amended (“SWDA”) or any other Environmental, Health, and Safety Requirements.

(aa) Customers and Suppliers. Since December 30, 2006, to Seller’s Knowledge, no customer or supplier of the Royal Robbins Business has notified Seller that it intends to stop doing business with Royal Robbins or in the case of a supplier, to materially decrease the rate of, supplying materials, products or services to Royal Robbins. Section 3(aa) of the Disclosure Schedules sets forth accurate and complete lists of the ten (10) largest customers and ten (10) largest suppliers of the Royal Robbins Business, determined on the basis of revenues from items sold (with respect to customers) or costs of items purchased (with respect to suppliers) for the year ended December 30, 2006.

(bb) Brokers’ Fees. Except for Seller’s agreement with KSA Capital Advisors, neither Seller nor Royal Robbins has any Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer or Royal Robbins could become liable or obligated.

(cc) No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER SELLER NOR EITHER OF THE COMPANIES MAKES ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY, OR SUITABILITY AS TO ANY OF THE PROPERTIES OR ASSETS EMPLOYED BY ROYAL ROBBINS), AND SELLER, ON BEHALF OF ITSELF AND THE OTHER COMPANIES HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR

WARRANTY, WHETHER BY SELLER, THE COMPANIES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE EXECUTION, DELIVERY OR PERFORMANCE BY SELLER OF THIS AGREEMENT OR PXG CANADA OF THE PXG CANADA TRANSFER AGREEMENT OR WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OR ANY OTHER PERSON OF ANY DOCUMENTATION OR OTHER INFORMATION BY SELLER, THE COMPANIES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OR ANY OTHER PERSON WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. WITHOUT LIMITING THE FOREGOING, IT IS UNDERSTOOD THAT ANY ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS CONTAINED OR REFERRED TO IN THE OFFERING MATERIALS THAT HAVE BEEN PROVIDED TO BUYER ARE NOT AND SHALL NOT BE DEEMED TO BE REPRESENTATIONS OR WARRANTIES OF SELLER.

4. Buyer’s Representations and Warranties. Buyer represents and warrants to Seller as follows:

(a) Organization of Buyer and Buyer Canadian Sub. Buyer and Buyer Canadian Sub are corporations duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Buyer Canadian Sub is a wholly-owned subsidiary of Buyer.

(b) Authorization of Transaction.

(i) Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement, and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions.

(ii) Buyer Canadian Sub has full power and authority (including full corporate power and authority) to execute and deliver the PXG Canada Transfer Agreement and each of the agreements and instruments required thereby, and to perform its obligations thereunder. The PXG Canada Transfer Agreement constitutes the valid and legally binding obligation of PXG Canada, enforceable in accordance with its terms and conditions.

(c) Noncontravention.

(i) Neither the execution and delivery of this Agreement nor the Ancillary Agreements to be executed by Buyer, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate or be a breach of its governing or organizational documents (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which Buyer is subject or (iii) conflict with, result in a breach of, constitute a default under any material agreement, contract, lease, license, instrument or other arrangement to which Buyer is a party.

(ii) Neither the execution and delivery of the PXG Canada Transfer Agreement nor the agreements, instruments or contracts to be executed by PXG Canada, nor the consummation of the transactions contemplated thereby, will (A) violate or be a breach of its governing or organizational documents of Buyer Canadian Sub (B) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which Buyer Canadian Sub is subject or (iii) conflict with, result in a breach of, constitute a default under any material agreement, contract, lease, license, instrument or other arrangement to which Buyer Canadian Sub is a party.

(d) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority on the part of Buyer is required for Buyer to execute and deliver this Agreement and for the consummation of the transactions contemplated hereby. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority on the part of Buyer Canadian Sub is required for it to execute and deliver the PXG Canada Transfer Agreement and for the consummation of the transactions contemplated thereby.

(e) Investment Representation. Buyer acknowledges that the transfer of the Shares by Seller to Buyer hereunder will not be registered under the Securities Act of 1933, as amended, or under any state securities laws, that the Shares will be transferred in a private placement transaction exempt from the registration requirements under such Act, and that the Shares may not be further transferred by Buyer except pursuant to an effective registration under such Act or in a transaction exempt from such registration requirements. Buyer is acquiring the Shares hereunder for its own account, for investment and not with the intention of distributing the Shares.

(f) Brokers’ Fees. Except for Buyer’s agreement with Financo, Inc., Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which any Seller could become liable or obligated.

(g) Sufficient Financial Capability. Buyer and Buyer Canadian Sub have sufficient cash resources or immediate access to available credit to pay the Purchase Price and the price due under the PXG Canada Transfer Agreement and will have such funds on the Closing Date.

5. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

(a) General. Each of the Parties will use its commercially reasonable best efforts to satisfy the closing conditions set forth in Section 7 below under its control, excluding, however, the waiver of its closing conditions.

(b) Notices and Consents. Seller will give any notices to third parties, and will use its commercially reasonable best efforts to obtain the third party consents set forth in Sections 7(a)(v) and 7(b)(v).

(c) Preservation of Business. Seller will cause Royal Robbins and PXG Canada with respect to its portion of the Royal Robbins Business to keep their businesses and properties substantially intact, including their present operations, physical facilities, working conditions, and relationships with lessors, licensors, foreign purchasing agents, suppliers, customers, employees and sales representatives.

(d) Operation of Business. Seller will not cause or permit the Companies (provided that in the case of PXG Canada limited only to the portion of the Royal Robbins Business in which it is engaged and the assets and liabilities contemplated by the PXG Transfer Agreement) to engage in any practice, take any action or enter into any transaction of the sort described in Section 3(h) above.

(e) Full Access. Seller will permit representatives of Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Companies, to all premises, properties, personnel, books, records (including Tax records), contracts and documents of the Companies; provided, however, that the Companies shall not be required to allow Buyer access to its employees or customers without reasonable prior notice thereof to either James Riedman, Cathy Taylor or Kenneth Wolf and in the case of PXG Canada the foregoing shall be limited only to the portion of the Royal Robbins Business in which it is engaged and the assets and liabilities contemplated by the PXG Canada Transfer Agreement.

(f) No Solicitation; Acquisition Proposals. Seller agrees that it will not, and it will not permit either of the Companies to, directly or indirectly, through any officer, director, employee, partner, stockholder, agent, or Affiliate or otherwise, except in furtherance of the transactions contemplated by this Agreement and in connection with the sale of inventory in the Ordinary Course of Business (i) solicit, initiate, or encourage submission of proposals or offers from any Person relating to any transactions contemplated herein or to the direct or indirect purchase of a material amount of the assets of the Royal Robbins Business, or any equity interest in, or any merger, consolidation, or business combination with, either of the Companies (collectively, an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with or assist, facilitate, or encourage, any Acquisition Proposal by any Person, (iii) enter into any agreement, arrangement, or understanding with respect to an Acquisition Proposal, or (iv) sell, transfer, or otherwise dispose of, or enter into any agreement, arrangement, or understanding with respect to, any interest in the assets of the Royal Robbins Business, capital stock or other equity interests of either of the Companies.

(g) Confidentiality. The Confidentiality Agreement dated December 16, 2006 and as amended April 13, 2007, between Seller and Buyer shall continue in full force and effect after the date hereof and shall not be modified or amended hereby.

(h) Update of Schedules. From time to time on or prior to the Closing Date, Seller may supplement or amend the Disclosure Schedules delivered in connection herewith with respect to any matter arising after the date hereof, which, if arising prior to the date of this Agreement, would have been required to be set forth or described in such Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered inaccurate as a result of a matter arising after the date hereof.

(i) Tax Matters. Without the prior written consent of Buyer, Royal Robbins shall not make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to Royal Robbins, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Royal Robbins, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of Seller or Royal Robbins for any period ending after the Closing Date or decreasing any Tax attribute of Seller or Royal Robbins existing on the Closing Date

6. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing.

(a) General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 8 below).

(b) Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand of a third party (i.e., someone other than one of the Parties or their respective Affiliates) in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving either of the Companies, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Section 8 below).

(c) Confidentiality.

(i) Seller will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, that Seller will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 6(c) at its expense. If, in the absence of a protective order or the receipt of a waiver hereunder, Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, that Seller may disclose the Confidential Information to the tribunal. The foregoing provisions shall not apply to any Confidential Information which is generally available to the public immediately prior to the time of disclosure (other than as a result of a disclosure directly or indirectly by a Seller or its agents or representatives in violation of this Section 6(c)).

(ii) Notwithstanding anything to the contrary set forth in this Agreement or in any other written or oral understanding or agreement to which the parties hereto are parties or by which they are bound, the parties acknowledge and agree that any obligations of confidentiality contained herein and therein shall not apply to the tax treatment and tax structure of the transactions contemplated by this Agreement upon the earlier to occur of (A) the date of the public announcement of discussions relating to such transactions, (B) the date of the public announcement of such transactions, or (C) the date of the execution of this Agreement, all within the meaning of Treasury Regulations Section 1.6011-4; provided, however, that each party recognizes that the privilege each has to maintain, in its sole discretion, the confidentiality of a communication relating to such transactions, including a confidential communication with its attorney or a confidential communication with a federally authorized tax practitioner under Section 7525 of the Code, is not intended to be affected by the foregoing.

(d) Sellers Covenants. For a period of two (2) years following the Closing Date, Seller and its Affiliates shall not:

(i) Interfere with the business relationships or disparage the name or reputation of the Royal Robbins Business, or the Intellectual Property or take any action, including making any disparaging public statements or publishing or participating in the publication of any accounts or stories relating to the Royal Robbins Business, Buyer or the Intellectual Property which brings the Royal Robbins Business, Buyer or the Intellectual Property into public ridicule or disrepute.

(ii) Design, promote, sell, license, distribute or market anywhere within or outside of the Unites States specialty outdoor apparel for men and women, which is competitive with Royal Robbins Products.

(iii) Solicit for employment or employ any individual who is then an employee or consultant of Buyer or request, induce or advise any such employee or consultant to leave the employ of Buyer; provided that general solicitations not specifically targeting the Buyer’s personnel, and any hiring resulting therefrom, shall not be prohibited.

(iv) Request, induce or advise customers or suppliers of the Royal Robbins Business to withdraw, curtail or cancel their business with Buyer.

(v) Use the words “Royal Robbins”, or any variation thereof or any words similar thereto, or any phrase or combination of words utilizing such words, any derivation thereof or any words similar thereto, and any other words or phrases similar phonetically or in meaning to any of the foregoing as a brand or product designation, in any business or commercial enterprise or context, whether or not in connection with apparel, accessories or footwear, and whether or not in competition with the Royal Robbins Business.

(vi) The Parties agree and acknowledge that the duration, scope and geographic areas applicable to the covenants in this Section 6(d) are fair, reasonable and necessary, that adequate compensation has been received by Seller for such obligations. If, however, for any reason any court determined that the restrictions in Section 6(d) are not reasonable or that consideration is inadequate such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this section as will render such restrictions valid and enforceable.

7. Closing Conditions.

(a) Buyer’s Closing Conditions. Buyer’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) the representations and warranties set forth in Section 3 shall be true and correct in all material respects at and as of the Closing Date;

(ii) Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing including the delivery at Closing of all items specified in Section 2(h)(i);

(iii) Seller shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in Sections 7(a)(i) and (ii) is satisfied in all respects;

(iv) no action, suit or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (C) affect adversely the right of Buyer to own Royal Robbins Shares; or (D) affect adversely the right of Royal Robbins to own its assets and to operate its businesses or otherwise have a Material Adverse Effect;

(v) Seller shall have received the third party consents specified in items 1 through 9, and 11 of Section 3(c) of the Disclosure Schedules; and

(vi) Since the date hereof, there shall not have occurred any event, change or circumstance which, individually or in the aggregate, constitutes a Material Adverse Effect on the Royal Robbins Business.

Buyer may waive any condition specified in this Section 7(a) if it executes a writing irrevocably stating so at or prior to the Closing and promptly delivers such waiver to Seller and Royal Robbins.

(b) Seller’s Closing Conditions. Seller’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) the representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date;

(ii) Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing including the delivery at Closing of all items specified in Section 2(h)(ii);

(iii) Buyer shall have delivered to Sellers a certificate to the effect that each of the conditions specified above in Sections 7(b)(i) and (ii) is satisfied in all respects;

(iv) no action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(v) Seller shall have received the third party consents specified in items 1 through 9, and 11 Section 3(c) of the Disclosure Schedules; and

(vi) Seller, Royal Robbins, PXG Canada and all other subsidiaries shall have received satisfactory evidence of their release from the Supplier L/C Reimbursement Obligations and that such amount is not, and shall not be, blocked from its availability under Seller’s line of credit with Seller’s lender.

Seller may waive any condition specified in this Section 7(b) if it executes a writing irrevocably stating so at or prior to the Closing and promptly delivers such waiver to Buyer.

8. Survival Period and Indemnification.

(a) Survival of Representations and Warranties.

(i) The representations and warranties contained in Sections 3(a),(b),(c), (d),(e) and 3(k) (except as provided in Section 8(a)(ii) below) (“Seller Class I Representations and Warranties”) and Sections 4(a) and (b) (“Buyer Class I Representations and Warranties”) shall survive the Closing indefinitely. All of the other representations and warranties of Seller contained in Section 3 (the “Seller Class II Representations and Warranties”) and of Buyer in Section 4 (the “Buyer Class II Representations and Warranties”) shall survive the Closing for a period of eighteen (18) months.

(ii) Notwithstanding anything herein to the contrary, any aspect of any representation or warranty herein made by Seller that relate to, arise out of or involve sales, use or similar Taxes (other than in the States of Washington and California), shall survive the Closing for a period of eighteen (18) months.

(iii) Notwithstanding the foregoing if at the stated expiration of any representation and warranty there shall then be pending any indemnification claim by a Person made in accordance with the terms hereof, such Person shall continue to have the right to pursue indemnification as provided herein with respect to such claim notwithstanding such expiration.

(b) Indemnification Provisions for Benefit of Buyer Indemnitees. Subject to the terms and conditions herein, in the event the Seller breaches any of its representations, warranties or covenants contained herein (other than in Section 3(k)) and Buyer has made a written claim for indemnification against Seller in accordance with the terms hereof during the survival period, if applicable, provided for in Section 8(a) above, then Seller shall indemnify Buyer and all of its officers, directors and agents (“Buyer Indemnitees”) from and against any Adverse Consequences any of Buyer Indemnitees may suffer through and after the date of the claim for indemnification to the extent resulting from or arising out of any such misrepresentation or breach of warranty when the aggregate amount of all such claims are in excess of a One Hundred Seventy Five Thousand Dollars ($175,000), and then up to: (i) with respect to all claims relating solely to the Seller Class II Representations and Warranties, a maximum aggregate amount of Ten Million Dollars ($10,000,000) and (ii) with respect to all claims based solely on a Seller Class I Representations and Warranties up to a maximum aggregate amount of Thirty Eight Million Dollars ($38,000,000). Notwithstanding the foregoing, the maximum aggregate amount that Seller shall by liable for and obligated to pay the Buyer Indemnitees for all indemnification and other claims under this Agreement shall be Thirty Eight Million Dollars ($38,000,000).

(c) Indemnification Provisions for Benefit of Seller Indemnitees.

(i) In the event Buyer breaches any of its representations and warranties in Section 4 and Seller makes a written claim for indemnification claim in accordance with the terms hereof against Buyer within the survival period, then Buyer shall indemnify Seller from and against any Adverse Consequences Seller may suffer through and after the date of the claim for indemnification to the extent resulting from or arising out of the breach when the aggregate amount of all such claims are in excess of One Hundred Seventy Five Thousand Dollars ($175,000) in the aggregate, and then up to a maximum aggregate amount: (i) with respect to all claims relating solely to the Buyer Class II Representations and Warranties, Ten Million Dollars ($10,000,000) and (ii) with respect to all claims based solely on a Buyer Class I Representations and Warranties, Thirty Eight Million Dollars ($38,000,000). In the event that Buyer Canadian Sub fails to pay, satisfy and discharge in full any Liabilities of PXG Canada assumed by it under the PXG Canada Transfer Agreement in a timely manner, then Buyer shall indemnify Seller and PXG Canada from and against any Adverse Consequences Seller and/or PXG Canada may suffer through and after the date of the claim for indemnification to the extent resulting from or arising out of such Liability. Buyer shall indemnify Seller, Royal Robbins and PXG Canada from and against any Adverse Consequences Seller and/or PXG Canada may suffer through and after the date of the claim for indemnification to the extent resulting from or arising out of the Supplier L/C Reimbursement Obligations. Notwithstanding the foregoing, the maximum aggregate amount that Buyer shall by liable for and obligated to pay the Seller Indemnitees for all indemnification and other claims under this Agreement shall be Thirty Eight Million Dollars ($38,000,000).

(ii) Buyer shall also indemnify the Seller and PXG Canada from and against any Adverse Consequences Seller to the extent resulting from or arising out any Liabilities of Royal Robbins or the Royal Robbins Business arising after the Closing.

(d) Procedure for Making Claims for Indemnification. For purposes of this Agreement, the Party seeking indemnification under this Section 8 shall be the “Indemnified Party” and the Party from whom such indemnification is sought shall be the “Indemnifying Party.” If a claim (a “Claim”) resulting from Adverse Consequences is to be made by an Indemnified Party, such Indemnified Party shall give written notice (the “Claim Notice”) to the Indemnifying Party, as soon as practicable after the Indemnified Party becomes aware of any fact, condition or event which may result in Adverse Consequences for which indemnification may be sought under subsections (b) or (c) above. Failure to submit any such Claim Notice to any Indemnifying Party shall not relieve such Indemnifying Party of any liability hereunder, except to the extent the Indemnifying Party is actually prejudiced by such failure. The Indemnifying Party shall be deemed to have accepted the Claim Notice unless it shall have provided written notice to the Indemnified Party that it has agreed to pay the Claim within thirty-five (35) calendar days after receiving the Claim Notice, and in such case payment procedures shall be as set forth in subsection (d)(ii) below. Such acceptance shall be referred to as an “Acceptance” herein. In the case of a disputed Claim, the parties shall follow the procedures set forth in subsection (d)(i) below.

(i) If the Indemnifying Party disputes the validity, amount or calculation of any Claim, the following procedures shall be followed with respect to such Claim:

(A) If the Indemnifying Party and the Indemnified Party reach an agreement with respect to the proper determination of the Claim, the Parties shall follow the procedures set forth in subsection (d)(ii) below.

(B) If the Indemnifying Party and the Indemnified Party are unable to reach agreement with respect to the proper determination of the Claim within ninety (90) days after delivery by the Indemnified Party of the Claim Notice to the Indemnifying Party, each of the parties agrees that any party may commence legal action either to obtain a judicial determination of the Claim unless the amount of the Claim is at issue in pending litigation with a third party, in which event the action shall not be commenced until such amount is ascertained or such Parties agree to the commencement of such action. As used herein, a “judicial determination” means (i) a written compromise or settlement signed by the party asserting the Claim and the party against which the Claim is asserted or (ii) a binding arbitration award or judgment of a court of competent jurisdiction in the United States of America (the time for appeal having expired and no appeal having been perfected) which resolves a Claim. Upon resolution the parties shall follow the procedures set forth in subsection (ii) below.

(ii) In the event of any Acceptance with respect to a Claim or any dispute regarding such Claim has been resolved pursuant to the procedures set forth in subsection (d)(i) above, the Indemnifying Party shall pay the Claim within fifteen (15) days of the Acceptance or the resolution of the dispute, which shall occur pursuant to the procedures set forth in subsection (d)(i) above.

(e) Defense of Third-Party Claims. If any lawsuit or enforcement action is filed against any Indemnified Party by a third party (a “Third Party Claim”) for which indemnification may be available to the Indemnified Party in this Agreement, written notice thereof shall be given to the Indemnifying Party as promptly as practicable (and in any event within fifteen (15) calendar days after the service of the citation or summons); provided, however, the failure of any Indemnified Party to give timely notice hereunder shall not affect its rights to indemnification hereunder, except to the extent that any Indemnifying Party is prejudiced by such failure. After such notice, the Indemnifying Party may assume the defense of such Third Party Claim by written notice to the Indemnified Party. Upon delivery of such notice, the Indemnifying Party shall (i) take control of the defense and investigation of the Third Party Claim, and (ii) employ and engage attorneys of its own choice to handle and defend the same unless the named parties to such Third Party Claim include both any Indemnifying Party and any Indemnified Party and the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, in which event the Indemnified Party shall be entitled, at the Indemnifying Party’s cost, risk and expense, to separate counsel of its own choosing, provided that to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnifying Party, such consent not to be unreasonably withheld. The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of the Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of the Third Party Claim and any appeal arising therefrom. If the Indemnifying Party fails to assume the defense of the Third Party Claim within fifteen (15) calendar days after receipt of the notice of the Third Party Claim, the Indemnified Party against which such Third Party Claim has been asserted will upon delivering notice to such effect to the Indemnifying Party have the right to undertake, at the Indemnified Party’s cost, risk and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of Indemnifying Parties; provided, however, that such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. If the Indemnified Party assumes the defense of the Third Party Claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement of any action effected pursuant to and in accordance with this subsection (e) for any final judgment (subject to any right of appeal), and the Indemnifying Party agrees to indemnify and hold harmless the Indemnified Party from and against any Adverse Consequences by reason of such settlement or judgment, subject to any limitations set forth herein.

(f) Calculation of Adverse Consequences. Notwithstanding the foregoing, the amount of any Adverse Consequences for which indemnification is provided under this Section 8 shall be net of any amounts recovered or recoverable by the Indemnified Party under any contracts or applicable insurance policies with respect to such Adverse Consequences.

(g) No Duplication. Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(h) Treatment of Indemnification Payments. Any amounts payable under this Section 8 shall be, to the extent permitted by Legal Requirements, an adjustment to the Purchase Price.

(i) Exclusive Remedy. From and after the Closing, the indemnification provided in Section 8 with respect to the misrepresentations or breached warranties by Seller or Buyer shall be the sole and exclusive remedy for such claims other than for common law fraud, intentional breaches and claims for equitable remedies. Buyer shall first seek payment for any indemnification claim by making a draw on the Indemnification L/C or the Escrow Agreement, as applicable, in accordance with the terms thereof to the extent that there is a sufficient amount of funds may be drawn thereunder for payment thereof.

9. Tax Matters.

(a) Tax Indemnity.

(i) Subject to Buyer’s compliance with Section 9(g), Seller shall indemnify and hold Buyer Indemnitees harmless from and against the following: (A) Taxes (or the non-payment thereof) of Royal Robbins for all Pre-Closing Periods and, with respect to any Straddle Period, the portion of such Taxes for such Straddle Period allocated to the Pre-Closing Portion pursuant to Section 9(c); (B) any Taxes (or the non-payment thereof) for any Pre-Closing Periods to the extent, resulting from or arising out of any liability or obligation of the Royal Robbins for Taxes of any person other than Royal Robbins (1) under Treasury Regulations Section 1.1502-6 (or any predecessor or successor provisions thereof and any similar provision of state, local or foreign Law) and (2) as a transferee or successor by, assumption transferee liability, operation of law or otherwise.

(ii) Buyer shall indemnify and hold harmless Seller and its Affiliates from and against (and Seller and Seller’s Affiliates shall have no liability under Section 9(a)(i) on account of) any and all Adverse Consequences for or in respect of any and all Taxes of Royal Robbins that are not described in Section 9(a)(i).

(b) Preparation and Filing of Tax Returns and Payment of Taxes.

(i) To the extent not filed prior to the Closing Date, Seller shall prepare (or cause to be prepared) all Tax Returns of Royal Robbins for any taxable period ending on or before the Closing Date (including the consolidated Federal income Tax of the affiliated group (within the meaning of Section 1504 of the Code) of which Seller is the common parent and any similar state or local Tax Returns) (each such period, a “Pre-Closing Period” and such Tax Returns, the “Pre-Closing Tax Returns”). All Pre-Closing Tax Returns shall be prepared in a manner that is consistent in all material respects with the prior practice of Seller, except as required by applicable law and copies of such Tax Returns shall be provided to Buyer within thirty (30) days after filing.

(ii) Buyer shall prepare all Tax Returns of Royal Robbins for any taxable period beginning on or before the Closing Date and ending after the Closing Date (each such period, a “Straddle Period” and such Tax Returns, the “Straddle Tax Returns”), subject to Seller’s review and approval (which approval shall not be unreasonably withheld or delayed). In order to permit Seller’s review and approval, no later than thirty (30) days prior to the due date (taking into account any valid extensions thereof) (“Due Date”) for the filing of such Tax Return, Buyer shall submit, or cause to be submitted, a draft of such Tax Return to Seller, including, in the case of any Straddle Tax Return, calculations of the Taxes allocated to Seller pursuant to Section 9(c). Buyer shall not nor shall it permit Royal Robbins to, except to the extent contrary to the law or applicable regulations, take any position in the Straddle Tax Returns inconsistent with that taken in a Pre-Closing Tax Return for which Seller has filing responsibility.

(c) Allocation of Taxes. The Parties shall, to the extent permitted under applicable Legal Requirements, elect with the relevant Taxing Authority for all Tax purposes to treat the Closing Date as the last day of the taxable period of Royal Robbins. Where not so permitted, the portion of any Taxes that are allocable to the Pre-Closing Portion of the Straddle Period shall be either (A) in the case of Taxes that are imposed on a periodic basis (without regard to net income), deemed to be the amount of such Taxes of the entire period (or, in the case of such Taxes determined on an arrears basis, such as real property Taxes, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the Pre-Closing Portion of the Straddle Period and the denominator of which is the number or calendar days in the entire Straddle Period or (B) in all other cases, deemed equal to the amount that would be payable if the taxable period ended on and included the Closing Date. In all other cases, any allocation required to determine any Taxes attributable to the Pre-Closing Portion of the Straddle Period shall be made by means of a closing of the books and records of Royal Robbins as of the close of business on the Closing Date, and, to the extent not susceptible to such allocation, by apportionment on the basis of elapsed days, except that extraordinary items described in Treasury Regulations Section 1.1502-76(b)(2)(ii)(C) shall be allocated to the day they are taken into account. Any deferred items taken into income pursuant to Treasury Regulations Sections 1.1502-13 (or any predecessor or successor provisions thereof) and any excess loss accounts taken into income under Treasury Regulations Section 1.1502-19 (or any predecessor or successor provisions thereof) as a result of this transaction shall for these purposes be allocated to the Pre-Closing Period.

(d) Tax Refunds. Upon request by Seller, Buyer shall apply for and exercise reasonable best efforts to obtain Tax Refunds to which Royal Robbins may be entitled for any Pre-Closing Period or the Pre-Closing Period of any Straddle Period. Seller agrees to pay Buyer for any reasonable documented out-of-pocket costs and expenses incurred by Buyer with respect to obtaining the Tax Refunds contemplated in this Section. Buyer shall pay or cause to be paid to Seller all Tax Refunds that are actually received by Royal Robbins after the Closing Date (within ten (10) days of the actual receipt of such refund) for (i) a Pre-Closing Period and (ii) a portion of all Tax Refunds paid to Royal Robbins for any Straddle Period (such portion to be allocated consistent with the principles set forth in Section 9(c)), in each case, net of (1) any Taxes (or increase in Taxes) imposed upon or attributable to such Tax Refund and (2) all reasonable out-of-pocket costs and expenses of Buyer Indemnitees incurred in connection with applying for and obtaining such Tax Refund.

(e) Assistance and Cooperation.

(i) After the Closing, Buyer and Seller shall (A) reasonably assist (and cause their respective Affiliates to reasonably assist) the other party in preparing and filing any Tax Returns that such other party is responsible for preparing, (B) reasonably cooperate in preparing for any audits of, or disputes or other proceedings with any Tax Authority or with respect to any matters with respect to, Taxes of or relating to Royal Robbins and (C) make available to the other party and to any Tax Authority as reasonably requested all information, records, and documents relating to Tax matters of or relating to Royal Robbins. In addition, Seller and Buyer shall make themselves (and their respective employees) reasonably available, on a mutually convenient basis, to provide explanations of any documents or information provided under this Section 9(e). Each Party shall keep any information obtained under this

Section 9(e) confidential except (1) as may be necessary in connection with the filing of Tax Returns or the conduct of any Tax Proceeding or (2) with the consent of the other Party. Seller shall not settle any audit in a manner that would adversely affect Royal Robbins after the Closing Date without the prior written consent of Buyer, which consent shall not be unreasonably withheld.

(ii) Seller and Buyer will retain all Tax Returns, schedules and work papers and all material records (whether paper, electronic or other format) or other documents or electronic data in its possession (or in the possession of their respective Affiliates) relating to Tax matters relevant to Royal Robbins for the Pre-Closing and Straddle Periods until the later of (A) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, taking into account all extensions thereof, or (B) six years following the Due Date for such Tax Returns. After such time, before Seller or Buyer dispose of any such documents in its possession (or in the possession of its respective Affiliates), the other party shall be given the opportunity, after thirty (30) days prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense).

(f) Tax Claims.

(i) If any audit, assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or similar claim is commenced, proposed or made by any Tax authority that, if successful, could result in indemnification of Buyer Indemnitees pursuant to Section 9(a) (a “Tax Claim”), then Buyer shall promptly notify Seller and transmit to Seller a written notice describing in reasonable detail the nature of the Tax Claim and all related information in connection with such Tax Claim. Failure to promptly provide such notice shall not affect the right of Buyer Indemnitees to indemnification hereunder, except and only to the extent Seller is prejudiced by such delay or omission. Seller shall notify Buyer that Seller elects to control the Tax Claim at its own cost and expense in all appropriate Tax Proceedings. Notwithstanding anything to the contrary contained in this Section 9(f), if either (A) Seller (1) fails to properly notify Buyer that Seller elects to control the Tax Claim pursuant to the preceding sentence, or (2) after commencing or undertaking any such defense or settlement, fails to prosecute or withdraw from such defense or settlement or (B) the Tax Claim involves a Straddle Period, then Buyer shall have the right to control the Tax Claim in all appropriate Tax Proceedings and Buyer Indemnitees shall have the right to be reimbursed by Seller for their reasonable out-of-pocket costs and expenses relating to the control of the Tax Claim; provided that with respect to any portion of a Tax Claim that relates to a Straddle Period, Seller shall be required to reimburse Buyer Indemnitees only for their pro rata share of such reasonable out-of-pocket costs and expenses. The party controlling the Tax Claim pursuant to this Section 9(f) is hereinafter referred to as the “Controlling Party.”

(ii) The Controlling Party shall defend the Tax Claim in good faith with counsel of its own choosing (who shall be reasonably satisfactory to the other Party) and have full control of such defense and proceedings, including any compromise or settlement thereof; provided that the Controlling Party shall not enter into any settlement agreement or otherwise dispose of such Tax Claim without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. The other Party shall have the right with the prior written consent of the Controlling Party, not to be unreasonably withheld, to attend meetings, participate in hearings or proceedings and review and comment on any documents prior to their submission that relate to any defense or settlement of any Tax Claim controlled by the Controlling Party and shall bear its own costs and expenses of such participation.

(g) Scope and Survival Period. Notwithstanding anything to the contrary contained in this Agreement (other than Section 8(a)(ii)), this Section 9 shall be the exclusive remedy for any Adverse Consequences relating or attributable to Taxes. Except as provided in Section 8(a)(ii), Seller’s obligations under this Section 9 shall expire 60 days after the applicable statute of limitations with respect to the Taxes involved expires

(h) Treatment of Tax Indemnification Payment. Any amounts payable under this Section 9 shall be, to the extent permitted by Legal Requirements, an adjustment to the Purchase Price.

(i) Recognition of Net Tax Benefits. To the extent a Buyer Indemnitee recognizes any net Tax Benefits as a result of any Adverse Consequences for which indemnity is paid under this Section 9 by Seller, the Buyer Indemnitee shall pay the amount of such Tax Benefits (but not in excess of the indemnification payments received from Seller with respect to such Adverse Consequences) to the Indemnifying Party within sixty (60) days of such Tax Benefits being recognized by Buyer Indemnitee (to the extent such Tax Benefits are realized prior to the payment of the indemnity for the Adverse Consequences, the amount of the indemnity for the Adverse Consequences shall be reduced by the amount of Tax Benefits actually realized).

(j) Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving Royal Robbins shall be terminated as of the Closing Date and, after the Closing Date, Royal Robbins shall not be bound thereby or have any liability thereunder.

(k) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne 50% by Buyer and 50% by Seller.

10. Information. Each Party agrees that it will cooperate with and make available for review and reproduction to the other Party, during normal business hours, all books, records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing which are necessary or useful in connection with any tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter requiring any such books, records, information or employees for any reasonable business purpose (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege). The Party requesting any such books, records, information or employees shall bear all of the out-of-pocket costs and expenses (including, without limitation, attorneys’ fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such books, records, information or employees. All information received pursuant to this Section 10 shall be subject to the terms of Section 6(c). Each Party further agrees to retain all books, records and information covered by this Section 10 for a period of at least four (4) years following the Closing.

11. Termination.

(a) Termination of Agreement. This Agreement may be terminated as follows:

(i) Buyer and Seller may terminate this Agreement by mutual written agreement at any time prior to the Closing;

(ii) Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (A) in the event that Seller breaches any representation, warranty, or covenant contained in this Agreement in any material respect, Buyer notifies Seller of the breach, and the breach continues after such notice without cure for a period of fifteen (15) or more consecutive days or (B) if the Closing shall not have occurred on or before July 15, 2007, by reason of the failure of any condition precedent under Section 7(a) hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty or covenant contained in this Agreement); and

(iii) Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (A) in the event that Buyer breaches any representation, warranty, or covenant contained in this Agreement in any material respect, Seller notifies Buyer of the breach, and the breach continues after such notice without cure for a period of fifteen (15) or more consecutive days or (B) if the Closing shall not have occurred on or before July 15, 2007, by reason of the failure of any condition precedent under Section 7(b) hereof (unless the failure results primarily from Seller itself breaching any representation, warranty or covenant contained in this Agreement).

(b) Effect of Termination. If any Party terminates this Agreement pursuant to Section 11(a) above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party (except for any Liability of any Party then in breach).

12. Miscellaneous.

(a) No Third-Party Beneficiaries. Except for the Persons expressly named in Section 8, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(b) Entire Agreement; Confidentiality Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof. The Confidentiality Agreement shall nevertheless continue in full force and effect.

(c) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party.

(d) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(e) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing and shall be deemed effectively given (i) upon personal delivery to the Party notified, (ii) five (5) days after deposit with the United States Post Office, by registered or certified mail, postage prepaid, return receipt requested, (iii) one day after deposit with a nationally recognized air courier service such as DHL or Federal Express for next day delivery, or (iv) on the day of facsimile transmission, with confirmed transmission, to the facsimile number shown below (or to such other facsimile number as the Party to be notified may indicate by ten (10) days advance written notice to the other Party in the manner herein provided), provided that notice is also given under clauses (i), (ii) or (iii) above; in any such case addressed to the Party to be notified at the address indicated below for that Party, or at such other address as that Party may indicate by ten (10) days advance written notice to the other Party in the manner herein provided:

If to Seller:	Phoenix Footwear Group, Inc.
5840 El Camino Real, Suite 106
Carlsbad, California 92008
Attn: James R. Riedman, Chairman
Fax: (760) 602-9684

with a copy to:	Woods Oviatt Gilman LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
Attn: Gordon E. Forth, Esq.
Fax: (585) 987-2901

If to Buyer:	Kellwood Company
600 Kellwood Parkway
Chesterfield, Missouri 63017
Attn: Thomas H. Pollihan
Fax: (314) 576-3388

with a copy to:	Financo, Inc.
535 Madison Avenue
New York, New York 10022
Attn: Karen Goodman
Fax: (212) 593-0309

Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using personal delivery, expedited courier, messenger service, telecopy, telex or ordinary mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(h) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(i) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(j) Expenses. Each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

(k) Construction. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. All references to dollar amounts are to U.S. dollars.

(l) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(m) Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court located in the State of Delaware, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each Party further agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11(f) above. Nothing in this Section 11(m), however, shall affect the right of any Party to serve legal process in any other manner permitted by law or at equity. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

(n) Time of the Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

SELLER:

PHOENIX FOOTWEAR GROUP, INC.

By:	/s/ James R. Riedman
Name:	James R. Riedman
Title:	Chairman

BUYER:

KELLWOOD COMPANY

By:	/s/ W. Lee Capps, III
Name:	W. Lee Capps, III
Title:	Chief Operating Officer

List of Exhibits:

A.	Form of PXG Canada Transfer Agreement

B.	Working Capital Guidelines

C.	Form of Indemnification L/C

D.	Form of Escrow Agreement

List of Disclosure Schedules

Section 3(a)(ii)	-	Jurisdictions in Which Royal Robbins is Qualified to do Business
Section 3(a)(iii)	-	Jurisdictions in Which PXG Canada is Qualified to do Business
Section 3(c)	-	Third Party Consents
Section 3(e)	-	Title to the Shares
Section 3(f)	-	Title to Assets
Section 3(h)	-	Events Subsequent to December 30, 2006
Section 3(j)	-	Legal Compliance
Section 3(k)	-	Tax Matters
Section 3(l)	-	Real Property Leases
Section 3(m)(i)	-	Intellectual Property
Section 3(m)(iii)	-	Intellectual Property
Section 3(n)(i)	-	Material Assets of Royal Robbins Business
Section 3(o)	-	Tooling, Forms, Patterns or Similar Assets in Possession of Vendors
Section 3(p)	-	Contracts
Section 3(q)	-	Notes and Accounts Receivable
Section 3(r)	-	List of Insurance Policies
Section 3(s)	-	Litigation
Section 3(w)	-	Employee Benefit Plans
Section 3(x)	-	Guaranties
Section 3(aa)	-	Customers and Suppliers

Schedule of Assets and Liabilities and Schedule of Profit and Loss